UNAUDITED FINANCIALS

CLIMATESTORE, INC

Financial Statements

and

Independent Accountants' Review Report

December 31, 2015 and 2014

UNAUDITED FINANCIALS

TABLE OF CONTENTS



Ingle & Associates LLC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
ClimateStore, Inc.
41 South Street
Medfield, Massachusetts02052

We have reviewed the accompanying balance sheets of ClimateStore, Inc. (an S-corporation) as of December 31, 2015 and 2014 and the related statements of income, stockholder equity and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the exprssion of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with generally accepted accounting principles in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

Ingle & Associates LLC

Ingle & Associates, LLC
October 31, 2016

1

UNAUDITED FINANCIALS

CLIMATESTORE, INC.

Balance Sheets
December 31, 2015 and 2014

Assets

	2015	2014
Current assets:		
Cash	$ 3,746	$ 25,258
Accounts receivable	310	---
Inventory	49,396	48,204
Other Assets	2,185	2,185
Total current assets	55,637	75,647
Property and equipment, at cost:		
Fixed Assets	14,692	14,692
Total	14,692	14,692
Less Accumulated Depreciation	9,045	6,203
Total assets	$ 61,284	$ 84,136

See accompanying notes to financial statements
and accountants' review report.

CLIMATESTORE, INC.

Balance Sheets
December 31, 2015 and 2014

<u>Liabilities and Stockholders' Equity</u>

	<u>2015</u>	<u>2014</u>
Current liabilities:		
Accounts payable	$ 878	$ 2,891
Accrued expenses	5,397	18,298
Total current liabilities	6,275	21,189
Stockholders' equity:		
Common stock, no par value		
1,000 shares authorized, 1,000 shares issued	100,000	100,000
Additional paid in capital	522,309	303,445
Retained earnings	(567,300)	(340,499)
Total stockholders' equity	55,009	62,946
Total liabilities and stockholders' equity	$ 61,284	$ 84,135

See accompanying notes to financial statements
and accountant's review report.

UNAUDITED FINANCIALS

CLIMATESTORE, INC.

Statements of Income
For the years ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Sales	$ 24,314	$ 17,017
Other Income	26,700	1,391
Total revenues	51,014.00	18,408.00
Cost of goods sold	17,266	12,082
Gross margin	33,748	6,326
Costs and expenses:		
Advertsing	36,270	36,241
Depreciation	2,842	4,544
Insurance	5,895	24,485
Merchant account fees	1,138	757
Miscellaneous expense	23,933	6,634
Professional fees	17,025	2,266
Rent	26,125	26,980
Salaries	124,027	122,247
Supplies	6,027	9,727
Telephone and internet	6,664	11,532
Travel expense	7,432	899
Utilities	3,171	2,571
Total costs and expenses	260,549	248,883
Income (loss)	$ (226,801)	$ (242,557)

Statements of Retained Earnings
For the years ended December 31, 2015 and 2014

Balance, beginning of year	$ (340,499)	$ (97,942)
Net income (loss)	(226,801)	(242,557)
Balance, end of year	$ (567,300)	$ (340,499)

See accompanying notes to financial statements
and accountants' review report.

UNAUDITED FINANCIALS
CLIMATESTORE, INC.

Statements of Cash Flows
For the years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities		
Net income	$ (226,801)	$ (242,557)
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	2,842	3,961
Changes in:		
Accounts receivable	(310)	---
Inventory	(1,192)	(48,204)
Other assets	---	---
Accounts payable	(2,013)	2,891
Other current liabilities	(12,902)	4,942
Net cash provided by operating activities	(240,376)	(278,967)
Cash flows from investing activities:		
Purchase of property and equipment	---	(1,373)
Net cash used by investing activities	---	(1,373)
Cash flows from financing activities:		
Proceeds from shareholder	218,864	275,000
Net cash used by financing activities	218,864	275,000
Increase (decrease) in cash	(21,512)	(5,340)
Cash at beginning of year	25,258	30,598
Cash at end of year	$ 3,746	$ 25,258

See accompanying notes to financial statements
and accountant's review report.

CLIMATESTORE, INC

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 – Business activity:

ClimateStore Inc. is a direct to consumer specialty retailer serving people interested in products and resources that will help them reduce their carbon footprint.

Note 2 - Summary of significant accounting policies.

Revenue recognition:

Revenues are recognized when products are shipped after purchase.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the accelerated cost recovery method for financial reporting and tax purposes. Estimated useful lives are as follows:

Machinery and equipment	5 years
Furniture and fixtures	7 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $ 9,045 and $ 6,203 for the years ended December 31, 2015 and 2014, respectively.

Income taxes:

The Company has elected, upon incorporation, to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and State income taxes on the Company's taxable income or must include the Company's net operating loss on their personal income tax returns.

See independent accountants' review report.

CLIMATESTORE, INC

Notes to Financial Statements
December 31, 2015 and 2014

Note 2 - continued.

Accounts receivable:

Accounts receivable are recorded in the amounts the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances that it deems uncollectible.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and marketing:

The Company expenses advertising and marketing as incurred. Advertising and marketing amounted to $ 36,270 and $ 36,241 for the years ended December 31, 2015 and 2014, respectively.

Note 3 – Commitments.

During 2014 and 2015, the Company leased its facilities. The lease expired on September 30, 2015 and the Company was a tenant at will until December 31, 2015. The Company currently does not rent any office space.

See independent accountants' review report.

UNAUDITED FINANCIALS

CLIMATESTORE, INC

Notes to Financial Statements
December 31, 2015 and 2014

Note 4 – Supplemental disclosure of cash flow information.

Cash paid for interest and income taxes for 2015 and 2014 were as follows:

	2015	2015
Interest	$ ---	$ ---
Income taxes	$ ---	$ ---

Note 5 – Subsequent events.

Management has evaluated subsequent events through October 31, 2016, the date of which the financial statements were available to be issued.

*****

See independent accountants' review report.